BY EDGAR FILING

April 10, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Attention: Jennifer O’Brien

RE:	FE Battery Metals Corp.
Form 20-F for Fiscal Year Ended March 31, 2023
File No. 000-29870

Dear Madame:

We refer to your letter dated March 21, 2024 (the “Letter”) seeking the Company’s response to the issues set out in the Letter for the Commission’s review of the Company’s filing of its Form 20-F for the Fiscal Year Ended March 31, 2023.

The Company’s responses to your comments are set out in Appendix 1 to this letter, following the numbering used in the Letter for ease of reference and with further Appendix 2 containing the requested amendments to Item 4 of the Form 20-F.

Should you have any queries in relation to the above, please do not hesitate to contact me.

Best regards,

James Mackie, CGA, CPA
778-875-2638

Cc: Gurminder Sangha

Suite 241 - 1055 West Georgia Street, Vancouver, BC Canada V6E 3P3 Tel: (604) 375-6005

APPENDIX 1
Responses to SEC’s Letter dated February 12, 2024

Comment Reference Number	Issues	Amended Page Number
1.	Item 4. Information on the Company
D. Property, Plant and Equipment, page 19.

We note that your proposed revised disclosure includes maps for all properties, however you have omitted maps for the Electron Lithium Property, Quebec, North Spirit Property, Ontario, and Senay Lithium Property. Please include a summary map showing the location of all properties as required by Item 1303(b)(1) of Regulation S-K. Alternatively, you may include individual maps for each of these properties.
Response	The Company has revised its property disclosure in Item 4 as required by Item 1303(b)(1) of Regulation S-K with the addition of maps to the properties identified above. Please refer to the attached Appendix 2 - Item 4, which contains the above-mentioned changes.
2.	We note that your proposed revised disclosure includes a table that summarizes exploration expenses. We note that certain properties, such as Kaslo Silver, Kootenay Lithium, Phyllis Cobalt, Scramble Gold, and Shaw Gold, appear to no longer be held by the company. If true, please modify the table to include a footnote that identifies properties that are no longer held by the company.
Response	The Company has modified the table mentioned to include a footnote that identifies the properties that are no longer held by the Company. Please refer to the attached Appendix 2 - Item 4, which contains the above-mentioned change.
3.	For each material property, please disclose the annual fees associated with maintaining your mineral rights as required by Item 1304(b)(1)(iii) of Regulation S-K.
Response	The Company has revised its disclosure to include the disclosure of annual fees and work commitments required to keep it material property the Augustus Lithium Project in good standign . Please refer to the attached Appendix 2 - Item 4, which contains the above-mentioned change.

Suite 241 - 1055 West Georgia Street, Vancouver, BC Canada V6E 3P3 Tel: (604) 375-6005